For Immediate Release

BCE reports results of conversion of its series AO preferred shares into series AP preferred shares

MONTRÉAL, March 16, 2017 – BCE Inc. (TSX, NYSE: BCE) today announced that none of its fixed-rate Cumulative Redeemable First Preferred Shares, Series AO (Series AO Preferred Shares) will be converted into floating-rate Cumulative Redeemable First Preferred Shares, Series AP (Series AP Preferred Shares) on March 31, 2017.

On March 1, 2017, BCE notified holders of Series AO Preferred Shares that they could elect to convert their shares into Series AP Preferred Shares subject to the terms and conditions attached to those shares. Only 104,631 of BCE’s 4,600,000 Series AO Preferred Shares were tendered for conversion on March 31, 2017 into Series AP Preferred Shares. As this would result in there being less than one million Series AP Preferred Shares outstanding, no Series AO Preferred Shares will, as per the terms and conditions attached to those shares, be converted on March 31, 2017 into Series AP Preferred Shares.

The Series AO Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbol BCE.PR.O. The Series AO Preferred Shares will pay on a quarterly basis, for the 5-year period beginning on March 31, 2017, as and when declared by the Board of Directors of BCE, a fixed quarterly cash dividend based on an annual dividend rate of 4.260%.

About BCE
Canada’s largest communications company, BCE provides broadband wireless, TV, Internet and business communication services from Bell Canada and Bell Aliant. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. To learn more, please visit BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
514-870-4739
jean—charles.robillard@bell.ca

Investor inquiries:

Richard Bengian
514-786-8219
richard.bengian@bell.ca